EX-12.1 RATIO OF EARNINGS TO FIXED CHARGES

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Net income (loss)	$(1,986)	$971	$(507)	$8,272	$5,656	$4,174	$(2,757)
Provision (benefit) for income taxes	(1,308)	702	(1,796)	5,394	(1,786)	42	23
Net loss from joint ventures	—	—	—	1,107	2,714	2,180	691
Fixed charges	12	12	46	39	43	42	38

Earnings (loss) available for fixed charges	$(3,282)	$1,685	$(2,257)	$14,812	$6,627	$6,438	$(2,005)

Fixed Charges:
Interest expense on rentals (a)	12	12	46	39	43	42	38

Total fixed charges	$12	$12	$46	$39	$43	$42	$38

Ratio of earnings to fixed charges (b)	—	140	—	380	154	153	—
Deficit in earnings to cover fixed charges	$(3,282)	$—	$(2,257)	$—	$—	$—	$(2,005)

(a)	Management believes that 5% is a reasonable approximation of interest expense on rentals.
(b)	The ratio of earnings to fixed charges was less than 1:1 due to losses reported for the three months ended March 31, 2014 and for the years ended December 31, 2013 and 2009.